Exhibit 99.1
IFRS USD Press Release

Infosys (NYSE: INFY) Announces Results for the Quarter and Year ended March 31, 2014

FY 14 revenue growth doubled to 11.5% in USD terms;

Q4 operating margins expand 50 bps sequentially to 25.5%;

Dividend pay-out ratio increased to 40% of post-tax profits;

FY 15 revenues expected to grow 7% – 9% in USD terms

Bangalore, India – April 15, 2014

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the year and quarter ended March 31, 2014

Year ended March 31, 2014

•	Revenues were $ 8,249 million for the year ended March 31, 2014 YoY growth was 11.5%
•	Net profit was $ 1,751 million for the year ended March 31, 2014 YoY growth was 1.5%
•	Earnings per share $ 3.06 for the year ended March 31, 2014 YoY growth was 1.3%

Quarter ended March 31, 2014

•	Revenues were $2,092 million for the quarter ended March 31, 2014 QoQ decline was 0.4% YoY growth was 7.9%
•	Net profit was $487 million for the quarter ended March 31, 2014 QoQ growth was 5.2% YoY growth was 9.7%
•	Earnings per share was $0.85 for the quarter ended March 31, 2014 QoQ growth was 4.9% YoY growth was 9.0%

•	Liquid assets including cash and cash equivalents, available-for-sale financial assets, certificates of deposits and government bonds were $5.0 billion as on March 31, 2014 versus $4.4 billion as on December 31, 2013 and March 31, 2013
•	The Board of Directors recommended a final dividend of 43 per share for fiscal 2014 (equivalent to final dividend of approx $0.72 per ADS at the exchange rate of 60.00). The Register and Share Transfer Books of the Company will be closed from May 31, 2014 to June 14, 2014 (both days inclusive)
•	The Company’s current policy is to pay dividends up to 30% of post-tax profits. The Board has decided to increase the dividend pay-out ratio to up to 40% of post-tax profits effective fiscal 2014

Other highlights:

•	Infosys and its subsidiaries added 50 clients during the quarter and 238 during the year
•	Gross addition of 10,997 employees during the quarter and 39,985 during the year by Infosys and its subsidiaries
•	160,405 employees as on March 31, 2014 for Infosys and its subsidiaries

“I am pleased that we have been able to double our growth rate for the full year compared to last year, though performance in the last quarter of FY 14 has been disappointing.” said S. D. Shibulal, CEO and Managing Director. “We have guided for a revenue growth of 7%-9% next year and remain firmly focused on building the growth momentum by making all the necessary investments in our business.”

“Our cash and cash equivalents crossed $5 billion during the quarter. We have increased the dividend payout ratio to up to 40% of post-tax profits effective FY 14 to enhance returns for our shareholders.” said Rajiv Bansal, Chief Financial Officer.

Outlook

The company’s outlook (consolidated) for the fiscal year ending March 31, 2015, under IFRS is as follows:

•	Revenues are expected to grow 7% – 9%

Business Highlights

•	Large outsourcing agreements signed with enterprises across Energy, Communications, Financial Services, Government and Healthcare sectors. Selected by Volvo Cars as a strategic supplier to provide application development services for its global operations. Won an outsourcing deal from a large European bank to manage its overall Applications Portfolio.
•	Extended our contract with District of Columbia to implement the next phase of its health insurance marketplace (DC Health Link). This includes modernizing its legacy eligibility system and additional health and social programs.
•	Engaged by a top healthcare solution provider to enhance its flagship revenue cycle management product and help its customers comply with regulatory requirements.
•	Chosen by a French global manufacturing conglomerate to build an Agricultural Research Tool for its coffee platform and help the company monitor and report data around production and usage metrics.
•	Signed a 3-year contract to extend digital marketing support worldwide under a managed services model for a global grocery manufacturing and processing conglomerate.
•	Sustained business momentum across advanced technology solutions with 20 new deals signed for Cloud and Big Data offerings; 15 new deals signed for mobility offerings and 12 new deals signed for Engineering Services.
•	Continued expansion of Infosys Finacle™ globally with 7 new wins and 11 go-lives at banks across Europe, South America, Africa, Middle East and Asia Pacific.
•	Set up a 100 seat delivery center in Araraquara, Brazil to provide SAP Application Management services to Citrosuco, the world’s leading orange juice producer.
•	Commenced work on 4 new campuses in the Indian cities of Indore, Mohali, Noida and Nagpur.
•	Applied for 18 unique patent applications in India and the USA during the fourth quarter, adding to a total of 541 patent applications undergoing various stages of patent prosecution in India, the U.S. and other jurisdictions. Granted 153 patents by the United States Patent and Trademark Office, 3 patents by the Luxembourg Patent Office and 1 patent by the Australian Patent Office.

Awards and Recognition

•	Ranked as a
o	Leader in The Forrester Wave™: Oracle Application Services Providers, Q1 2014 report
o	Leader in The Forrester Wave™: North American Applications Outsourcing, Q1 2014 report
o	Leader in The Forrester Wave™: EMEA Applications Outsourcing Services, Q1 2014 report
•	Inducted into the ‘Winner’s Circle’ of the 2014 Enterprise Mobility Services Blueprint Report by leading analyst firm HfS Research
•	Infosys ReachOut and Infosys Cloud Ecosystem Hub solutions selected by Northern Virginia Technology Council (NVTC) for their Destination Innovation event at The Washington Post headquarters
•	Infosys Finacle honored with the XCelent Customer Base Award for Finacle’s sales performance in Asia-Pacific and Western Europe
•	Infosys Finacle rated as a ‘Best-in-Class’ provider by CEB TowerGroup in its report titled ‘Core Banking Systems for the Large Bank Market’

Board Changes

The Board appointed Ms. Carol M Browner as an Additional Director of the Company. Her appointment shall be effective on the date Ms. Browner receives her Director Identification Number from the Ministry of Corporate Affairs

Ms. Carol M. Browner served as Director of the White House Office of Energy and Climate Change Policy in the Obama administration from 2009 to 2011. She serves as a Distinguished Senior Fellow at the Center for American Progress and as Counselor to the Albright Stonebridge Group. Ms. Browner previously served as Administrator of the Environmental Protection Agency (EPA) during the Clinton administration from 1993 to 2001 and was the longest-serving administrator in the history of the EPA. She graduated from the University of Florida and the University of Florida College of Law. Ms. Browner headed the Florida Department of Environmental Regulation from 1991 to 1993. Earlier in her career, she worked in the Florida House of Representatives and served as legislative assistant to US Senators Lawton Chiles and Al Gore. She serves as director and advisor to several non-profits and private companies, including as director on the boards of Bunge Limited, Center for American Progress and as chair of the Board for the League of Conservation Voters, as advisor to Harvest Power and Opower, as Commissioner of the Global Oceans Commission.

Welcoming Ms. Browner, Chairman, Mr. N. R. Narayana Murthy said, “I am delighted to welcome Ms. Carol Browner to our Board. Carol’s global expertise in environmental policy and law, including her distinguished service in the US government, brings a wealth of experience to our Board. Carol’s addition will enrich the quality of debate and deliberation in our Board.”

About Infosys Ltd

Infosys is a global leader in consulting, technology and outsourcing solutions. We enable clients, in more than 30 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US $8.2B in annual revenues and 160,000+ employees, is Building Tomorrow's Enterprise® today.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2013 and on Form 6-K for the quarter ended December 31, 2013. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this press release is mentioned at the beginning of the release, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 3373 Sarah_Gideon@Infosys.com	Tara Kozak-Lindsay, Golin Harris for Infosys +1 (212) 373 6020 TKozakLindsay@GolinHarris.com

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Balance Sheets as of

(Dollars in millions except share data)

	March 31, 2014	March 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$4,331	$4,021
Available-for-sale financial assets	367	320
Investment in certificates of deposit	143	–
Trade receivables	1,394	1,305
Unbilled revenue	469	449
Derivative financial instruments	36	19
Prepayments and other current assets	440	391
Total current assets	7,180	6,505
Non-current assets
Property, plant and equipment	1,316	1,191
Goodwill	360	364
Intangible assets	57	68
Available-for-sale financial assets	208	72
Deferred income tax assets	110	94
Income tax assets	254	201
Other non-current assets	37	44
Total non-current assets	2,342	2,034
Total assets	$9,522	$8,539
LIABILITIES AND EQUITY
Current liabilities
Trade payables	$29	$35
Current income tax liabilities	365	245
Client deposits	6	6
Unearned revenue	110	152
Employee benefit obligations	159	113
Provisions	63	39
Other current liabilities	792	568
Total current liabilities	1,524	1,158
Non-current liabilities
Deferred income tax liabilities	11	23
Other non-current liabilities	54	27
Total liabilities	1,589	1,208
Equity
Share capital- 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,402,566 each, net of 2,833,600 treasury shares each as of March 31, 2014 and March 31, 2013, respectively	64	64
Share premium	704	704
Retained earnings	8,892	7,666
Other components of equity	(1,727)	(1,103)
Total equity attributable to equity holders of the company	7,933	7,331
Non-controlling interests	–	–
Total equity	7,933	7,331
Total liabilities and equity	$9,522	$8,539

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Dollars in millions except share and per equity share data)

	Three months ended March 31, 2014	Three months ended March 31, 2013	Year ended March 31, 2014	Year ended March 31, 2013
Revenues	$2,092	$1,938	$8,249	$7,398
Cost of sales	1,318	1,261	5,292	4,637
Gross profit	774	677	2,957	2,761
Operating expenses:
Selling and marketing expenses	104	96	431	373
Administrative expenses	136	124	547	479
Total operating expenses	240	220	978	852
Operating profit	534	457	1,979	1,909
Other income, net	139	125	440	433
Profit before income taxes	673	582	2,419	2,342
Income tax expense	186	138	668	617
Net profit	$487	$444	$1,751	$1,725
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurement of the net defined benefit liability / (asset)	(10)	–	–	–
Items that may be reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial asset	(3)	1	(17)	1
Exchange differences on translation of foreign operations	237	74	(607)	(404)
Total other comprehensive income, net of tax	$224	$75	($624)	($403)
Total comprehensive income	$711	$519	$1,127	$1,322
Profit attributable to:
Owners of the company	$487	$444	$1,751	$1,725
Non-controlling interests	–	–	–	–
	$487	$444	$1,751	$1,725
Total comprehensive income attributable to:
Owners of the company	$711	$519	$1,127	$1,322
Non-controlling interests	–	–	–	–
	$711	$519	$1,127	$1,322
Earnings per equity share
Basic ($)	0.85	0.78	3.06	3.02
Diluted ($)	0.85	0.78	3.06	3.02
Weighted average equity shares used in computing earnings per equity share
Basic	571,402,566	571,402,566	571,402,566	571,399,238
Diluted	571,402,566	571,402,566	571,402,566	571,400,091

NOTE:

1.	The unaudited Condensed Consolidated Balance sheets and Condensed Consolidated Statements of Comprehensive Income for the three months and year ended March 31, 2014 have been taken on record at the Board meeting held on April 15, 2014
2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com